Exhibit 99.1

IMMURON LIMITED

ACN 063 114 045

(ASX code: IMC, NASDAQ code: IMRN)

NOTICE OF EXTRAORDINARY GENERAL MEETING
AND EXPLANATORY STATEMENT

Date and Time of Meeting:

Thursday, 12 February 2026 at 11.00 am AEDT

Place of Meeting:

Level 3, 62 Lygon Street, Carlton VIC

3053

If Shareholders are unable to attend the Meeting in person they are encouraged to return the proxy form to the Company in accordance with the instructions thereon. Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting in.

This Notice of Extraordinary General Meeting and Explanatory Statement should be read in its entirety. If you are in doubt as to how to vote on any of the Resolutions, you should seek advice from your accountant, solicitor or other professional adviser without delay.

IMMURON LIMITED

ACN 063 114 045

12 January 2026

Notice of Extraordinary General Meeting

Notice is given that the Extraordinary general meeting of the shareholders of Immuron Limited ACN 063 114 045 (Company or Immuron) will be held at Level 3, 62 Lygon Street, Carlton, VIC 3053 on Thursday, 12 February 2026 at 11.00 am AEDT for the purpose of considering and if thought fit passing the resolutions as stated below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Statement that accompanies and forms part of this Notice of Extraordinary General Meeting. Voting Exclusions to some the following resolutions appear below and are deemed to form part of this Notice.

Business of the Meeting

Resolution 1: Ratification of prior issue of shares – Listing Rule 7.1

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 28,278,923 Shares on the terms and conditions set out in the Explanatory Statement.”

A voting exclusion statement in respect of this Resolution is set out below.

Resolution 2: Ratification of prior issue of shares – Listing Rule 7.1A

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 26,821,997 Shares on the terms and conditions set out in the Explanatory Statement.”

A voting exclusion statement in respect of this Resolution is set out below.

By order of the Board
/s/ Phillip Hains
Phillip Hains
Company Secretary

Voting Exclusion Statement

In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 1: Ratification of prior issue of shares – Listing Rule 7.1	(a) participants (and/or their nominee/s) or any other person who participated in the issue; or (b) an associate of such a person.

Resolution 2: Ratification of prior issue of shares – Listing Rule 7.1A	(a) participants (and/or their nominee/s) or any other person who participated in the issue; or (b) an associate of such a person.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

VOTING ENTITLEMENT NOTICE

1.	Entitlement to vote

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 11.00 am AEDT on Tuesday, 10 February 2026. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

2.	Voting at the meeting

You may vote by participating in the Meeting at the above-described venue or by appointing an attorney or corporate representative to participate in the Meeting and vote for you. Alternatively, Shareholders who are entitled to vote at the Meeting may vote by appointing a proxy to participate and vote on their behalf, using the Proxy Form accompanying this Notice of Meeting or by appointing a proxy online.

(a)	Jointly held Shares

If more than one Shareholder votes in respect of jointly held Shares, only the vote of the Shareholder whose name appears first in the share register will be counted whether the vote is given personally, by attorney or proxy.

(b)	Voting in person

Shareholders wishing to vote, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, may attend the Meeting in person at Level 3, 62 Lygon Street, Carlton, VIC 3053 on Thursday, 12 February 2026 at 11.00 am AEDT. It is suggested that participants attend 30 minutes prior to the time designated for the commencement of the Meeting, if possible, to register and to obtain a voting card.

(c)	Voting by proxy

Shareholders wishing to appoint a proxy to vote on their behalf at the Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Notice of Meeting or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Completed Proxy Forms must be delivered to the Share Registry by 11.00 am AEDT on Tuesday, 10 February 2026 in any of the following ways:

(i)	By mail in the enclosed reply-paid envelope (or the self-addressed envelope, for Shareholders whose registered address is outside Australia) provided to the Share Registry:
Boardroom Pty Limited
PO Box 3993
SYDNEY NSW 2000

(ii)	By facsimile to Boardroom Pty Limited, on facsimile number +61 2 9279 9664
(iii) Online if you wish to appoint your proxy online, you should do so by visiting www.votingonline.com.au/imcegm2026 and following the instructions on that website. Online appointments of proxies must be completed by 11.00 am AEDT on Tuesday, 10 February 2026.

(iv)	By Hand: Boardroom Pty Limited Level 8, 210 George Street SYDNEY NSW 2000

A proxy need not be a Shareholder. If you appoint a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you notify the registrar of the revocation of your proxy appointment before the commencement of the Meeting.

If a proxy appointment is signed by a Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman will act as proxy.

You are entitled to appoint up to two proxies to participate in the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy you must specify the names of each proxy and the percentage of votes or number of securities for each proxy on the Proxy Form. Replacement Proxy Forms can also be obtained from the Share Registry.

If you hold Shares jointly with one or more other persons, in order for your proxy appointment to be valid, each of you must sign the Proxy Form.

(d)	Undirected proxies

If a Shareholder nominates the chairman of the Meeting as that Shareholder's proxy, the person acting as chairman of the Meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the Meeting. If a proxy appointment is signed or validly authenticated by that Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman of the Meeting will act as proxy in respect of any or all items of business to be considered at the Meeting.

Proxy appointments in favour of the Chairman of the Meeting, the Company Secretary or any Director which do not contain a direction as to how to vote will be voted in favour of the resolution at the Meeting.

The Chairman intends to vote undirected proxies of which the chair is appointed as proxy in favour of the resolutions.

(e)	Voting by attorney

If you wish to appoint an attorney to vote at the Meeting, the original or a certified copy of the power of attorney under which the attorney has been appointed must be received by the Share Registry no later than 11.00 am AEDT on Tuesday, 10 February 2026 (or if the Meeting is adjourned or postponed, no later than 48 hours before the resumption of the Meeting in relation to the resumed part of the Meeting).

Any power of attorney granted by a Shareholder will, as between the Company and that Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Shareholder is lodged with the Company.

Your appointment of an attorney does not preclude you from logging in online and participating and voting at the Meeting. The appointment of your attorney is not revoked merely by your participation and taking part in the Meeting, but if you vote on a resolution, the attorney is not entitled to vote, and must not vote, as your attorney on that resolution.

(f)	Voting by corporate representative

To vote by corporate representative at the Meeting, a Shareholder or proxy who is a corporation should obtain a Certificate of Appointment of Corporate Representative from the Share Registry, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the Share Registry before 11.00 am AEDT on Tuesday, 10 February 2026.

The appointment of a representative may set out restrictions on the representative's powers. The appointment must comply with section 250D of the Corporations Act.

The original Certificate of Appointment of Corporate Representative, a certified copy of the Certificate of Appointment of Corporate Representative, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

IMMURON LIMITED

ACN 063 114 045

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders (Meeting) to be held at Level 3, 62 Lygon Street, Carlton, VIC 3053 on Thursday, 12 February 2026 at 11.00 am AEDT.

1.	Resolutions 1 and 2: Ratification of prior issue of shares – Listing Rule 7.1 and 7.1A

1.1	Background

On 3 July 2024, the Company announced that it had lodged a Form F-3 Registration Statement and an At-the-Market (ATM) Prospectus with the U.S. Securities and Exchange Commission (SEC). The Form F-3 enables the Company as a foreign private issuer to raise up to US$15 million in the United States over a three-year period. The ATM Facility sits within the ASX Listing Rule 7.1 and 7.1A (if approved by shareholders) framework for share issuance. On 6 October 2025, the Company filed an ATM supplementary prospectus and extended the AGM funding facility to an additional aggregate offering price of approximately US$2,847,954 to maintain strategic financial flexibility and optionality in current market conditions. The Company has been raising the capital utilising the 7.1 and 7.1A placement capacity under ASX Listing Rules.

The Company issued 28,278,923 shares utilising its placement capacity under ASX Listing Rule 7.1 (being the subject of Resolution 1).

Date	Number of shares	Price per Share	Issuance
20 October 2025	1,133,840	$0.08860	ATM Drawdown
7 November 2025	8,495,080	$0.07560	ATM Drawdown
5 December 2025	18,650,003	$0.07910	ATM Drawdown

The Company issued 26,821,997 shares utilising its placement capacity under ASX Rule 7.1A (being the subject of Resolution 2).

Date	Number of shares	Price per Share	Issuance
5 December 2025	26,821,997	$0.07910	ATM Drawdown

Resolutions 1 and 2 seek Shareholder ratification for the purpose of Listing Rule 7.4 for the issue of 55,100,920 shares.

1.2	Listing Rule 7.1 and 7.1A

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period.

Under Listing Rule 7.1A however, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. The Company obtained this approval at its Annual general meeting held on 11

November 2025.

The issue of the Shares does not fit within any of the exceptions set out in Listing Rule 7.2 and, as it has not yet been approved by Shareholders, it effectively uses up part of the 25% limit in Listing Rules 7.1 and 7.1A, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rules 7.1 and 7.1A for the 12 month period following the date of the issue.

1.3.	Listing Rule 7.4

Listing Rule 7.4 allows the shareholders of a listed company to approve an issue of equity securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company’s capacity to issue further equity securities without shareholder approval under that rule.

The Company wishes to retain as much flexibility as possible to issue additional equity securities in the future without having to obtain Shareholder approval for such issues under Listing Rule 7.1. Accordingly, the Company is seeking Shareholder ratification pursuant to Listing Rule 7.4 for the issue of Shares.

1.4.	Technical information required by Listing Rule 14.1A

If Resolutions 1 and 2 are passed, the issue of Shares will be excluded in calculating the Company’s 25% limit in Listing Rule 7.1, effectively increasing the number of equity securities the Company can issue without Shareholder approval over the 12-month period following the date of the issue of the shares.

If Resolutions 1 and 2 are not passed, the issue of Shares will be included in calculating the Company’s 25% limit in Listing Rules 7.1 and 7.1A, effectively decreasing the number of equity securities that the Company can issue without Shareholder approval over the 12-month period following the date of the issue of the shares.

1.5.	Technical information required by Listing Rules 7.4 and 7.5

REQUIRED INFORMATION	DETAILS
Names of persons to whom Securities were issued or the basis on which those persons were identified/selected	The Participants were identified through a bookbuild process, which involved H.C. WAINWRIGHT & CO., LLC seeking expressions of interest to participate in the ATM facility from non-related parties of the Company. The Company confirms that no Material Persons were issued more than 1% of the capital issued of the Company. None of the recipients were related parties or a material investor.

Number and class of Securities issued	55,100,920 Shares were issued as follows: 28,278,923 under Resolution 1; and 26,821,997 under Resolution 2.

Terms of Securities	The shares were fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company’s existing Shares.

Date(s) on or by which the Securities were issued	See section 1.1

Price or other consideration the Company received for the Securities	Various prices – see section 1.1

Purpose of the issue, including the intended use of any funds raised by the issue	The purpose of the issue was to raise capital to fund working capital and various projects.

Summary of material terms of agreement to issue	The Shares were issued pursuant to customary placement letter agreements between the Company, the broker (H.C. WAINWRIGHT & CO., LLC) and the Participants.

Voting Exclusion Statement	A voting exclusion statement applies to Resolutions 1 and 2.

Compliance	The issue did not breach Listing Rules 7.1 and 7.1A.

1.6.	Recommendation

The Board unanimously recommends that shareholders vote in favour of Resolutions 1 and 2.

Glossary Definitions

The following definitions are used in the Notice of Meeting and the Explanatory Statement:

Extraordinary General Meeting / EGM means the extraordinary general meeting of the Company to be held at Level 3, 62 Lygon Street, Carlton, VIC 3053.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules or Listing Rules means the Listing Rules of the ASX as amended from time to time.

ATM means at the market funding facility.

Board means the board of Directors of the Company.

Chair means the chair of the Meeting.

Company means Immuron Limited ACN 063 114 045.

Constitution means the Company’s constitution.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory Statement attached to this Notice.

Meeting means the extraordinary general meeting subject to this Notice.

Notice of Meeting or Notice means this notice of extraordinary general meeting.

Proxy Form means the proxy form accompanying the Notice. Resolution means the resolutions referred to in the Notice of Meeting. Share means a fully paid ordinary share in the capital of the Company. Share Registry means BoardRoom Pty Ltd.

Shareholder means a holder of a Share.

IMMURON LIMITED

All Correspondence to:

By Mail Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia

By Fax: +61 2 9290 9655

Online: www.boardroomlimited.com.au

By Phone: (within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded **before 11.00 am AEDT on Tuesday, 10 February 2026.**

TO APPOINT A PROXY ONLINE

STEP 1: VISIT https://www.votingonline.com.au/imcegm2026

STEP 2: Enter your Postcode OR Country of Residence (if outside Australia)

STEP 3: Enter your Voting Access Code (VAC):

BY SMARTPHONE

Scan QR Code using smartphone
QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company's securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company's securities registry.

STEP 3 SIGN THE FORM

The form **must** be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by **11.00 am AEDT on Tuesday, 10 February 2026.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

Online	https://www.votingonline.com.au/imcegm2026
By Fax	+ 61 2 9290 9655
By Mail	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia
In Person	Boardroom Pty Limited Level 8, 210 George Street Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

IMMURON LIMITED
ACN 063 114 045

☐ **Your Address**
This is your address as it appears on the company's share register. If this is incorrect, please mark the box with an "X" and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1 APPOINT A PROXY

I/We being a member/s of **Immuron Limited** entitled to attend and vote hereby appoint:

☐ the **Chair of the Meeting (mark box)**

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below

____

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Extraordinary General Meeting of the Company to be held at **Level 3, 62 Lygon Street, Carlton VIC 3053 on Thursday, 12 February 2026 at 11.00 am AEDT** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

The Chair of the Meeting intends to vote undirected proxies in favour of each of the items of business.

STEP 2 VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		For	Against	Abstain*
Resolution 1	Ratification of prior issue of shares – Listing Rule 7.1	☐	☐	☐
Resolution 2	Ratification of prior issue of shares – Listing Rule 7.1A	☐	☐	☐

STEP 3 SIGNATURE OF SECURITYHOLDERS

This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name……………………………………………..... Contact Daytime Telephone………………………........................... Date / / 2026